Fusion Fuel Green PLC

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

December 10, 2025

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Eranga Dias

Re:	Fusion Fuel Green PLC
Registration Statement on Form F-3 (File No. 333-287226)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Fusion Fuel Green PLC hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form F-3 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Friday, December 12, 2025, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Joseph J. Kaufman of Bevilacqua PLLC at (202) 869-0888, ext. 113.

Respectfully,

Fusion Fuel Green PLC

By:	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer

cc: Joseph J. Kaufman